Orbital Corporation Ltd 4 Whipple Street Balcatta Western Australia 6021

Date of lodgement: 05-Jul-2006

Title: Open Briefing(r). Orbital Corp. CEO & CFO on Synerject

Record of interview:

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Orbital Corporation Limited recently indicated that Synerject, its 50:50 joint venture with Siemens-VDO Automotive, has established new funding arrangements comprising a US$8 million term loan and a US$3 million line of credit. Each joint venture partner has also contributed US$2 million in additional share capital to Synerject. Synerject is targeting revenue of more than

US$180 million by 2010, up from about US$42 million in 2005. Will this level of financing be adequate to fund Synerject's targeted growth?

CFO Keith Halliwell

Our expectation, based on Synerject's current business plan, is that Synerject can finance its projected growth. Some of this growth is underway and has already been financed. For instance, including the Delavan acquisition,

Synerject's annualised sales would now be close to US$80 million.

Over the last four years Synerject has been able to generate positive operating cash flows of more than US$15 million and we believe that over the medium to long term its cash flow will continue to grow. Synerject's loan repayment commitments are now significantly lower than they were and the free cash flow will be used for reinvestment and also for payment of dividends.

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Orbital has indicated it will provide its capital contribution to Synerject out of cash reserves. Given Orbital had cash on hand of A$6 million at the end of

December 2005, what is the rationale behind investing some of these reserves in Synerject?

CEO Rod Houston

We believe this is a good investment. Orbital has been cash positive during the second half. Looking forward, our Engineering Services order book is strong and as such we're comfortable with this investment into a business that has strong growth prospects and is a good fit with our overall strategy.

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You've agreed that Synerject will adopt a policy of paying dividends of 45 percent of profit after tax to the joint venture partners semi-annually, beginning in the half year to December 2006. What are the expected cash flows to Orbital in the current year ending June 2007 and going forward?

CFO Keith Halliwell

At this early stage in the financial year we're not providing any detailed profit or cash flow guidance, but if we have a look at the last few years, Synerject's results have been positive. In recent years dividends in the order of A$1 million to A$1.5 million per annum would have been payable to each of the partners if the new dividend policy had been in place.

The refinancing arrangements have opened up for the first time the potential for positive cash flows back to Orbital from Synerject. In the past most of

Synerject's cash flows have been dedicated to repaying debt and strengthening the balance sheet.

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You've indicated that under the terms of the Synerject joint venture agreement,

Orbital's percentage ownership of Synerject may be adjusted down to 40 percent to reflect the recent performance of the business Orbital contributed to the joint venture. Orbital would have the option to maintain its 50 percent ownership for an additional investment of up to US$4 million. Is it your intention to pursue this option? How would you fund this investment?

CEO Rod Houston

We intend to exercise the option in 2008 and continue as a 50 percent owner of what we believe is a valuable business. Given Synerject's projected growth and potential value, we'd consider this a very good investment to grow our involvement in the non-automotive engine management system business, and it fits well with our overall strategic plans.

Given Synerject's earnings potential we believe that by 2008 the investment of

US$4 million should be an easy decision. At this stage we haven't decided how we'll fund the investment. Over the next two years we believe the earnings prospects of our core engineering and intellectual property business are positive,

and this, as well as the dividends from Synerject, should provide good cash flow.

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Can you comment on the quality of Synerject's earnings and how they compare with Orbital's own earnings base, which relies on licensing and royalty income and the provision of engineering services?

CEO Rod Houston

Synerject is becoming a well regarded supplier in the non-automotive engine management systems business worldwide. This business has tremendous growth potential and Synerject is well placed to be a part of that growth.

There are always risks in regard to the exact timing of the transition from carburettors to some form of engine management system. However, Synerject has a broad base of customers and products which can mitigate some of this risk.

Orbital's other income streams provide diversification in markets not addressed by Synerject's manufacturing operations. The mix is complementary.

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Which products and markets are expected to be the key drivers of Synerject's revenue growth over the four years to 2010?

CEO Rod Houston

Synerject is well positioned to cover a wide range of markets and products going forward. Over the last three years it's established a solid customer base in

Europe and the US with engine management systems for both two-stroke and four-stroke engines. In these established markets the plan is to increase the content of the systems, including fuel pumps and modules, as well as expanding the customer base.

The Delavan facility Synerject acquired in March has been a good add-on business and is performing well so far, with good prospects for growth and improved margins through greater purchasing power. Further investment by

Synerject in new engine management system products over the last two years have been targeted at opening up the Asian markets for single cylinder motorcycles, which have an annual volume of over 23 million units. Emissions legislation in both China and India will require a transition away from carburettors and Synerject can now offer a range of solutions to meet this legislation.

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You indicated early last month that Synerject's new manufacturing facility in

China is on schedule for first production by the end of this calendar year. What is the size of the facility relative to Synerject's existing operations and what are

Synerject's specific market opportunities in China?

CEO Rod Houston

The new facility in China is custom designed for maximum efficiency and low cost to ensure we can meet the requirements of the motorcycle market. It's initially quite small and fits into an existing larger Siemens facility.

The market opportunities are extensive given the large volume of motorcycles manufactured in China, with in excess of 18 million units produced in 2005 and projected market growth of 4 percent year on year over the next three to four years. Today all of these engines utilise simple carburettors, but with the coming emissions legislation and the drive by the Chinese OEMs to export to

Europe and the US, there'll be a transition towards electronic engine management system solutions over the next two to four years.

Synerject will be well positioned to offer a wide range of emission solutions to this market. It's important to note that a new China facility will ultimately also serve other customers in both Europe and the US.

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Over the medium term how do you expect Orbital's earnings composition to change?

CEO Rod Houston

Synerject certainly has good growth prospects and earnings potential and we're working hard to ensure this revenue stream is developed. However, the outlook for the other parts of our business is also good. We believe the multiple income stream strategy is important from the perspective of both diversifying earnings and being involved in the entire value chain of advanced powertrain systems development and supply.

The engineering order book is in good shape and we're seeing an increased level of interest in the capabilities of our core technology and systems in the alternative fuels and gaseous fuels market, which is expected to be a new growth area for us.

Going forward I also see opportunities to enhance our engineering and intellectual property earnings through further strategic alliances with key customers in the Asian region.

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Thank you Rod and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call

Rod Houston on (+61 8) 9441 2462

For previous Open Briefings by Orbital, or to receive future Open Briefings by

e-mail, please visit www.corporatefile.com.au

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